IAMGOLD ANNOUNCES SPONSORSHIP OF KEY COMMUNITY INITIATIVES

Toronto, Ontario, April 29, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") is pleased to announce the following initiatives, in reflection of the Company's Zero Harm® vision and commitment to Diversity:

UNICEF International ACT-A / COVAX Emergency Response

In response to the urgent need for COVID-19 vaccinations globally, IAMGOLD contributed $250,000 to UNICEF to support the ACT-A / COVAX Emergency Response in West and Central Africa. ACT-A (Access to COVID-19 Tools Accelerator) is a global collaboration to accelerate the distribution of COVID-19 vaccines, to strengthen core health systems, to assist low and middle income countries beyond the pandemic and to mitigate the public health and economic impact of COVID-19. This donation is a continuation of the Company's contributions to support host countries and local communities in response to the global COVID-19 pandemic. IAMGOLD operates the Essakane Gold Mine in Burkina Faso, the Boto Gold development project in Senegal as well as exploration projects Diakha-Siribaya in Mali and Karita in Guinea.

"UNICEF is proud to be leading the global delivery of COVID-19 vaccines along with corporate partners like IAMGOLD. IAMGOLD's generous contribution will play a key role in helping us ensure safe, fast and equitable access to vaccines, tests and treatments, across West and Central Africa" said David Morley, President and CEO of UNICEF Canada. "Together, we are investing in strong health systems that ultimately train frontline health and social workers around the world to support the children and their families left ever more vulnerable by the pandemic."

Giants of Africa

In partnership with Giants of Africa (GOA), IAMGOLD is investing $1,000,000 in a 4-year program starting in Summer 2021, aimed at encouraging the development of youth through the power of sport. The program includes: the construction of basketball courts in IAMGOLD's host communities of Burkina Faso, Senegal and Mali, multi-day basketball and life-skills camps in each region as well as two-day mentorship camps, and a women's empowerment career workshop in Senegal. Through this strategic partnership, GOA and IAMGOLD hold a shared belief that Africa's vibrant youth possibilities are endless if they are given the tools to be inspired and visualize opportunities for their future.

"We are appreciative of IAMGOLD's commitment to the next generation of African leaders. With this long-term partnership we're excited to reach even more youth across the continent through education and sport and encourage them to dream big," said Masai Ujiri, Toronto Raptors President & Giants of Africa Founder.

Artemis Project

IAMGOLD is a proud sponsor of the Artemis Project (https://artemisproject.ca/). Artemis aims to promote female Business Owners and Entrepreneurs in the mining sector - professionals who have a minority presence in the mining supply chain. Artemis Members include innovative and award-winning social and natural scientists with over 500 years of combined practical and global sector experience, 75% of whom are engineers. With a focus on accelerating innovation, sustainability and diversity at Canadian mining companies, Artemis Members are exceptional role models for the next generation of miners.

IAMGOLD's involvement in Artemis aligns with our commitment to Diversity, Equity & Inclusion through:

• Capacity-building to support and reduce barriers for female-owned businesses in mining,

• Advancing gender equality in the mining ecosystem,

• Accessing specialized Environmental, Social and Governance talent with a deep focus on the United Nations Sustainable Development Goals, and

• Accessing an open stream of innovation to bring new diverse thinking and fresh approaches

"We are thrilled to welcome IAMGOLD as a Leading Industry Sponsor for Artemis Project," said Heather Gamble, Co-Founder of the Artemis Project and CEO of Women on the Move. "Artemis Project counts on the support of Industry Sponsors like IAMGOLD to provide high profile support and engagement for our mission to raise awareness and opportunities between mining companies and female entrepreneurs, which will help drive social, economic and environmental innovation - all leading to greater UN SDG outcomes by 2030."

Gordon Stothart, President and CEO of IAMGOLD, commented, "We are extremely pleased to announce the above initiatives with leaders in healthcare, youth development and diversity. Giving back to local communities is a key value for IAMGOLD, and we are proud to contribute to the advancement of these important mandates."

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE: IAG) and the Toronto Stock Exchange (TSX: IMG) and is one of the companies on the JSI index1.

1 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (416) 388-6883

Philip Rabenok, Senior Analyst, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783 Mobile: (647) 967-9942

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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